16003634

[...]MISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 26 2016
Washington DC
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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
|---|
| 8-66675 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MIDDLE MARKET TRANSACTIONS, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

158 W. PRAIRIE AVE. SUITE 108
(No. and Street)

DECATUR (City) IL (State) 62523 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Patrick C. Nolan 217-429-0202
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richardson, Edward Jr.
(Name – *if individual, state last, first, middle name*)

15565 Northland Drive, Suite 508 (Address) Southfield (City) MI (State) 48075 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

AB
8
2/26/16

# OATH OR AFFIRMATION

I, Patrick C. Nolan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Middle Market Transactions, Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

"OFFICIAL SEAL"
BARBARA J. NOON
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 10-14-2016

Barbara J. Noon
Notary Public

Patrick C. Nolan
Signature

Chairman & CCO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Middle Market Transactions, Inc.

## Financial Statements and Supplemental Schedules
## Required by the U.S. Securities and Exchange Commission

## Including Independent Auditor's Report Thereon

## For the Year-Ended 12/31/15

## Contents

*Edward Richardson Jr., CPA*
*15565 Northland Dr W Ste 508*
*Southfield, MI 48075*
*248-559-4514*

Independent Auditor's Report

Board of Directors
Middle Market Transactions, Inc.
158 West Prairie Avenue
Decatur, IL 62523

**Report on the Financial Statements**

I have audited the accompanying statement of financial condition of Middle Market Transactions, Inc. as of December 31, 2015 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Middle Market Transactions, Inc. management. My responsibility is to express an opinion on these financial statements based on my audit.

**Auditor's Responsibility**

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

**Opinion**

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Middle Market Transactions, Inc. as of December 31, 2015, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

**Other Matters**

The Supplemental Information has been subjected to audit procedures performed with audit of Middle Market Transactions, Inc. financial statements. Supplemental Information is the responsibility of Middle Market Transactions, Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In

forming my opinion on the Supplemental Information, I evaluated whether the Net Capital Computation, including its form and content is presented in conformity 17 C.F.R. # 240 17a-5. In my opinion, the Net Capital Computation is fairly stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 22, 2016

# Middle Market Transactions, Inc.
## Financial Statements
## Statement of Financial Condition
**As of and for the Year-Ended 12/31/15**

| | Dec 31, 15 |
|---|---|
| **ASSETS** | |
| **Current Assets** | |
| **Checking/Savings** | |
| **Busey Bank** | 151,574.09 |
| **Total Checking/Savings** | 151,574.09 |
| **Total Current Assets** | 151,574.09 |
| **TOTAL ASSETS** | **151,574.09** |
| **LIABILITIES & EQUITY** | |
| **Equity** | |
| **Equity** | 73,137.62 |
| **Retained Earnings** | -11,552.84 |
| **Net Income** | 89,989.31 |
| **Total Equity** | 151,574.09 |
| **TOTAL LIABILITIES & EQUITY** | **151,574.09** |

The accompanying notes are an integral part of these financial statements.

**Middle Market Transactions, Inc.**

**Financial Statements**

**Statement of Operations**

**As of and for the Year-Ended 12/31/15**

| | Jan - Dec 15 |
|---|---|
| **Income** | |
| **Sales** | 102,100.00 |
| **Total Income** | 102,100.00 |
| | |
| **Expense** | |
| **Bank Fees** | 30.00 |
| **Computer Services** | 75.00 |
| **Insurance Expense** | 756.00 |
| **Licenses & Fees** | 149.69 |
| **Professional Fees** | 4,500.00 |
| **Regulatory Fees** | 3,000.00 |
| **Rent** | 3,600.00 |
| **Total Expense** | 12,110.69 |
| | |
| **Net Income** | **89,989.31** |

The accompanying notes are an integral part of these financial statements.

# Middle Market Transactions, Inc.
## Financial Statements
## Statement of Cash Flows
As of and for the Year-Ended 12/31/15

| | Jan - Dec 15 |
|---|---|
| OPERATING ACTIVITIES | |
| Net Income | 89,989.31 |
| Net cash provided by Operating Activities | 89,989.31 |
| Net cash increase for period | 89,989.31 |
| Cash at beginning of period | 61,584.78 |
| Cash at end of period | **151,574.09** |

The accompanying notes are an integral part of these financial statements.

## Middle Market Transactions, Inc.

**Financial Statements**

## Statement of Changes in Ownership Equity

**As of and for the Year-Ended 12/31/15**

| | Common Stock | | Paid-in-Capital | | Treasury Stock | | Retained Earnings | Total Stockholder's Equity |
|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | Shares | Amount | Amount | Amount |
| Balance at January 1, 2014 | 1,000 | $1,000 | 1,000 | $73,889 | | | ($13,305) | $61,584 |
| Net Income | | | | | | | 89,989 | 89,989 |
| Capital Transactions | | | | | | | | - |
| Prior Period Adjustments | | | | | | | 1 | 1 |
| Balance at December 31, 2015 | 1,000 | $1,000 | 1,000 | $73,889 | - | - | 76,685 | $151,574 |

The accompanying notes are an integral part of these financial statements.

**MIDDLE MARKET TRANSACTIONS, INC.**
**NOTES TO FINANCIAL STATEMENTS**
**December 31, 2015**

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Middle Market Transactions, Inc. (the Company) was incorporated in the State of Illinois effective August 11, 2004 and subsequently elected "S" Corporation status for federal income tax purposes. The Company has adopted a calendar year.

Description of Business

The Company, located in Decatur, Illinois , is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(2)(i), which provides that the company maintain a Special Account for the Benefit of Customers.

Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company on the transaction date reported by the escrow agent through submitted closing agreements.

Income taxes
Effective August 11, 2004, the Company elected "S" corporation status for federal income tax purposes. Under "S" corporation regulations, net income or loss is reportable for tax purposes by the shareholders. Accordingly, no federal income taxes are included in the accompanying financial statements.

MIDDLE MARKET TRANSACTIONS, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2015

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at an amount that approximates fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of comprehensive income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2015, the Company did not have any components of comprehensive income to report.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent

assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations

The concentration is services; the company specializes in the sale of securities.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material differences in the net amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(i) by promptly transmitting all customer funds to the escrow agent who wires the funds to the Company's bank account.

NOTE D - RELATED PARTY TRANSACTION

The Company has a sublease and administrative service agreement with a company with common ownership (related party). The agreement may be terminated by either party as of the end of any month.

NOTE E – RENT

The Company has a sublease and administrative service agreement with a company under common ownership (related party). The agreement may be terminated by either party as of the end of any month. Under the agreement, the company will pay the related party, on a monthly basis, $150 to sublease office space, $300 for administrative services and reimburse it for expenses paid on the Company's behalf. The rent expense for the year was $3,600.00.

NOTE G – SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

NOTE H – SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 22, 2016, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

**Supplementary**

**Pursuant to rule 17a-5 of the**

**Securities and Exchange Act of 1934**

**As of and for the Year Ended December 31, 2015**

# Middle Market Transactions, Inc.
# Supplementary Schedules Pursuant to SEA Rule 17a-5
# Of the Securities and Exchange Act of 1934
**As of and for the Year-Ended 12/31/15**

**Computation of Net Capital**

| | | | |
|---|---|---|---|
| Stockholder's Equity | | | $ 151,574 |
| Non-Allowable Assets | | | |
| XX | $ 0 | | |
| XX | 0 | | |
| XX | 0 | | |
| Total Non-Allowable Assets | | $ 0 | |
| Haircuts on Securities Positions | | | |
| Securities Haircuts | $ 0 | | |
| Undue Concentration Charges | 0 | | |
| Total Haircuts on Securities Positions | | $ 0 | |
| Net Allowable Capital | | | $ 151,574 |

**Computation of Net Capital Requirement**

| | |
|---|---|
| Minimum Net Capital Required as a Percentage of Aggregate Indebtedness | $ 0 |
| Minimum Dollar Net capital Requirement of Reporting Broker-Dealer | 5,000 |
| Net Capital Requirement | 5,000 |
| Excess Net Capital | 145,574 |

**Computation of Aggregate Indebtedness**

| | |
|---|---|
| Total Aggregate Indebtedness | $ 0 |
| Percentage of Aggregate Indebtedness to Net Capital | % |

**Computation of Reconciliation of Net Capital**

| | |
|---|---|
| Net Capital Computed on FOCUS IIA as of 12/31/15 | $151,574 |
| Adjustments | |
| Increase (Decrease) in Equity | 0 |
| (Increase) Decrease in Non-Allowable Assets | |
| (Increase) Decrease in Securities Haircuts | 0 |
| Net Capital per Audit | $ 151,574 |
| Reconciled Difference | - |

## Middle Market Transactions, Inc.
## Supplementary Schedules Pursuant to SEA Rule 17a-5
## Of the Securities and Exchange Act of 1934

As of and for the Year-Ended 12/31/15

**Statement Related to Uniform Net Capital Rule**

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At 12/31/15, the Company had net capital of $151,574 which was in excess of its required net capital of $5,000. The Company's net capital ratio was 00.00%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

**Statement Related to Exemptive Provision (Possession and Control)**

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule [15c3-3(k)(2)(ii)]; All customer transactions cleared through another broker-dealer on a fully disclosed basis.

**Statement Related to Material Inadequacies**

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and therefore does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

**Statement Related to SIPC Reconciliation**

(if revenues exceed $500,000 remove this Statement Related to SIPC Reconciliation in its entirety)

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

Edward Richardson, Jr., CPA

15565 Northland Suite 508 West

Southfield, MI. 48075

February 22, 2016

Board of Directors

Middle Market Transactions, Inc.

158 W. Prairie Avenue

Decatur, IL 62523

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions in which (1) Middle Market Transactions, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Middle Market Transactions, Inc. claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(ii), and (2) Middle Market Transactions, Inc. stated that Middle Market Transactions, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Middle Market Transactions, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Middle Market Transactions, Inc.'s compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson, Jr., CPA

MIDDLE MARKET
TRANSACTIONS, INC.
Member FINRA/SIPC
'Stock Sale' transfer of middle market businesses

February 22, 2016

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (2) (ii) for FYE December 31, 2015

Dear Mr. Richardson Jr.,

Please be advised that Middle Market Transactions, Inc. has complied with Exemption Rule 15c3-3 (k) (2) (ii), for the period of January 1, 2015 through December 31, 2015. Middle Market Transactions, Inc. did not hold customer securities or funds at any time during this period and does business on a limited basis (publicly registered non-trades REITS, and oil & gas partnerships). Middle Market Transactions, Inc.'s past business has been of similar nature and has complied to this exemption since its inception, April 18, 2005.

Patrick C. Nolan, the Chairman of Middle Market Transactions, Inc. has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review December 31, 2015.

Patrick C. Nolan has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected Middle Market Transactions, Inc.'s compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (217) 429-0202.

Very truly yours,

Middle Market Transactions, Inc.

Patrick C. Nolan

Patrick C. Nolan
Chairman & Chief Compliance Officer